As filed with the Securities and Exchange Commission on March 6, 2006.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

GAS NATURAL SDG, S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Kingdom of Spain

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Gas Natural SDG, S.A.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$1,070.00

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EMM-812560_3

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-812560_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2006 among Gas Natural SDG, S.A., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –  Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. –  Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 28, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Gas Natural SDG, S.A.

By:

The Bank of New York,

As Depositary

By:

/s/ Michael F. Finck

       Michael F. Finck

       Managing Director

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Pursuant to the requirements of the Securities Act of 1933, Gas Natural SDG, S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madrid, Spain, on February 28, 2006.

GAS NATURAL SDG, S.A.

By:  /s/ Rafael Villaseca Marco

       Name:  Rafael Villaseca Marco

Title:  Director and Chief Executive Officer

KNOW ALL MEN BY THEE PRESENTS, that each person whose signature appears below (whether as a member of the Board of Directors or officer of Gas Natural SDG, S.A., as authorized representative of Gas Natural SDG, S.A., or otherwise) constitutes and appoints Manuel García Cobaleda and Carlos Javier Álvarez Fernández and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement or any registration statement in connection herewith that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and agents and each of them full power and authority to do and perform every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 28, 2006.

/s/ Salvador Gabarró Serra

Chairman of the Board of Directors

Salvador Gabarró Serra

/s/ Antonio Brufau Niubó

Vice Chairman

Antonio Brufau Niubó

/s/ Rafael Villaseca Marco

Director and Chief Executive Officer

Rafael Villaseca Marco

/s/ Enrique Aleantara-García Irazoqui

Director

Enrique Aleantara-García Irazoqui

/s/ José María Loza Zuriach

Director

Caixa d’Estalvis de Catalunya, Represented

by José María Loza Zuriach

/s/ Santiago Cobo Cobo

Director

Santiago Cobo Cobo

/s/ Nemesio Fernández-Cuesta Luca de Tena

Director

Nemesio Fernández-Cuesta Luca de Tena

/s/ José Luis Jové Vintró

Director

José Luis Jové Vintró

/s/ Carlos Kinder Espinosa

Director

Carlos Kinder Espinosa

/s/ Emiliano López Atxurra

Director

Emiliano López Atxurra

/s/ Carlos Losada Marrodán

Director

Carlos Losada Marrodán

/s/ Fernando Ramírez Mazarredo

Director

Fernando Ramírez Mazarredo

/s/ Guzmán Solana Gómez

Director

Guzmán Solana Gómez

/s/ Miguel Valls Maseda

Director

Miguel Valls Maseda

/s/ Jaime Vega de Seonane Azpilicueta

Director

Jaime Vega de Seonane Azpilicueta

/s/ Josep Vilarasau i Salat

Director

Josep Vilarasau i Salat

/s/ José Arcas Romeu

Director

José Arcas Romeu

/s/ Carlos J. Álvarez-Fernández

Chief Financial Officer

Carlos J. Álvarez-Fernández

/s/ Donald J. Puglisi

Authorized Representative of Gas Natural SDG, S.A.

Donald J. Puglisi

in the United States

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of __________, 2006, among Gas Natural SDG, S.A., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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